Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA PRESENTS FOUR PROMISING PRECLINICAL STUDIES DEMONSTRATING THE POTENTIAL OF COMBINATION THERAPIES AT AMERICAN ASSOCIATION FOR CANCER RESEARCH (AACR) 2026 ANNUAL MEETING

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that it will present four preclinical studies in poster format at the American Association for Cancer Research (AACR) 2026 Annual Meeting, held from April 17, 2026 to April 22, 2026, in San Diego, California, USA.

These posters feature three of the Company’s drug candidates, olverembatinib (HQP1351), a novel BCR-ABL inhibitor; APG-2449, a FAK/ALK/ROS1 triple tyrosine kinase inhibitor; and APG-5918, a PRC2/EED inhibitor.

Notably, the research examines olverembatinib’s potential beyond its approved use in China for chronic myeloid leukemia (CML), exploring new applications in areas such as endometrial carcinoma and mantle cell lymphoma, including combination approaches with BTK inhibitors. In addition, our evaluation of APG-2449 in BRAF-mutant tumors, and APG-5918 in small-cell lung cancer, underscores our strategic focus on addressing resistance mechanisms and exploring combination strategies.

These preclinical investigations are designed to inform the Company’s clinical development strategies and complement the Company’s ongoing global registrational trials as the Company brings new treatment options to patients with significant unmet medical needs.

Detailed data from Ascentage Pharma presented at the AACR 2026 Annual Meeting are summarized below:

Multitarget kinase inhibitor Olverembatinib (HQP1351) is efficacious and synergizes with chemotherapy in preclinical models of endometrial carcinoma (EC)

Abstract number: 4583

Background:

●	EC is the most common gynecologic malignancy in developed countries, with an incidence that is steadily increasing globally. Patients with advanced-stage, high-risk non-endometrioid EC subtypes or recurrent disease have a poor prognosis and limited treatment options.

●	Olverembatinib is a tyrosine kinase inhibitor approved by the National Medical Products Administration (NMPA) of China for the treatment of patients with CML. It targets multiple kinases, including VEGFR1-3, FGFR1-4, Src family kinases, RAF, KIT, RET, and PDGFR.

●	Drug sensitivity screening of 883 human cancer cell lines using the PRISM (Profiling Relative Inhibition Simultaneously in Mixtures) platform showed that EC is one of the tumor types most sensitive to olverembatinib. This study further explored the antitumor effects of olverembatinib alone or in combination with standard-of-care chemotherapy in preclinical EC models.

Summary:

●	In a broad range of preclinical in vitro and in vivo EC models, olverembatinib was efficacious and synergized with chemotherapy agents to promote antitumor effects.

●	Mechanistically, olverembatinib combined with chemotherapy suppressed FGFR2, PI3K/ AKT, and MEK/ERK signaling pathways, induced DNA damage, and resulted in enhanced cell apoptosis.

●	These findings support future clinical evaluation of Olverembatinib and its combination with other approved treatment options in EC.

Multikinase inhibitor Olverembatinib (HQP1351) is efficacious and synergizes with BTK inhibitor acalabrutinib in mantle cell lymphoma (MCL) preclinical models

Abstract number: 5875

Background:

●	MCL is a rare, aggressive type of non-Hodgkin lymphoma. Although BTK inhibitors have transformed MCL treatment, response to monotherapy is limited, and efforts are underway to develop combination therapies.

●	Olverembatinib, an investigational multikinase inhibitor (approved in China for CML), inhibits Src-family kinases (e.g., Lyn, Fyn, YES1) and BTK, which are essential for B-cell receptor (BCR) signaling and B-cell proliferation, differentiation, and activation.

●	Hypothesizing that dual inhibition of Lyn and BTK pathways could enhance antitumor effects, this study evaluated Olverembatinib in combination with acalabrutinib in preclinical MCL models and explored potential mechanisms of action.

Summary:

●	Olverembatinib potently inhibited MCL cell proliferation both in vitro and in vivo and showed synergistic effects when combined with acalabrutinib. The combination significantly promoted apoptosis and induced G0/G1 cell cycle arrest.

●	Mechanistically, olverembatinib inhibited phosphorylation of Lyn and its downstream BTK, while the combination further downregulated NF-kB activity.

●	These data provide a scientific rationale for further clinical evaluation of this novel combination therapy in patients with MCL.

FAK inhibition by APG-2449 enhances the antitumor activity of MAPK pathway blockade in BRAF V600E-mutant tumor models

Abstract number: 1858

Background:

●	BRAF mutations occur in approximately 4% to 8% of all cancers, most frequently in colorectal cancer (CRC), melanoma, and non-small-cell lung cancer. The V600E mutation is the most common and functionally activating form, leading to constitutive activation of the mitogen activated protein kinase (MAPK) signaling cascade.

●	Combined BRAF and MAPK kinase (MEK) inhibition has shown substantial clinical benefit in BRAF V600E-mutant melanoma and CRC. However, resistance frequently develops through feedback reactivation of extracellular signal-regulated kinase (ERK) or compensatory activation of the phosphoinositide-3 kinase (PI3K)-AKT signaling pathway.

●	Recent evidence indicates that focal adhesion kinase (FAK) signaling is also adaptively reactivated upon MAPK inhibition, contributing to therapeutic resistance.

●	This study evaluated the effects of APG-2449, a potent and selective multi-kinase inhibitor that also targets FAK, on the antitumor activities of the BRAF inhibitor dabrafenib and the MEK inhibitor trametinib in BRAF V600E-mutant CRC and melanoma preclinical models.

Summary:

●	The results showed selective sensitivity of BRAF V600E-mutant cancer cell lines to APG-2449.

●	APG-2449 suppresses compensatory signaling activation induced by MAPK pathway blockade and synergistically enhances the antitumor activity of dabrafenib + trametinib in preclinical models.

●	These results warrant clinical development of APG-2449 for patients with melanoma or CRC harboring the BRAF V600E mutation.

Embryonic ectoderm development (EED) inhibitor APG-5918 synergizes with topoisomerase I inhibitors in preclinical small-cell lung cancer (SCLC) models through epigenetic priming of chemosensitivity

Abstract number: 4500

Background:

●	Although SCLC initially responds to platinum-based chemotherapy, it rapidly develops resistance, resulting in a poor prognosis.

●	PRC2-mediated epigenetic silencing represses Schlafen 11 (SLFN11), a biomarker of sensitivity to DNA-damaging therapies, thereby contributing to treatment resistance.

●	EZH2, the catalytic subunit of PRC2, promotes chemoresistance in part through SLFN11 repression. EED, another core PRC2 component, stabilizes the complex and maintains its methyltransferase activity, making it an attractive therapeutic target in SCLC.

●	Topoisomerase I inhibitors, such as topotecan and irinotecan, are used in relapsed SCLC; however, their efficacy is limited when SLFN11 is epigenetically suppressed.

●	APG-5918 is a selective and investigational EED inhibitor that disrupts PRC2 function. This study evaluated the antitumor activity of APG-5918 in combination with topoisomerase I inhibitors in preclinical SCLC models.

Summary:

●	In preclinical SCLC models, combination treatment with APG-5918 and topoisomerase I inhibitors synergistically inhibited cell proliferation and induced apoptosis.

●	In vivo, APG-5918 combined with irinotecan demonstrated synergistic antitumor activity in the NCI-H446 SCLC cell-derived xenograft (CDX) model without significant body-weight loss, indicating favorable tolerability.

●	Mechanistically, APG-5918 reduced the repressive histone mark H3K27me3, indicating on-target inhibition of PRC2 activity. Consistent with this effect, APG-5918 treatment increased SLFN11 and p21 expression. Notably, treatment with topotecan or SN-38 increased H3K27me3 levels, whereas APG-5918 reduced this effect. Combination treatment further decreased expression of PRC2 core components, suppressed cell-cycle progression, and enhanced DNA damage and apoptotic signaling, supporting a synergistic proapoptotic effect.

●	The findings support clinical investigation of APG-5918 in combination with DNA-damaging agents as a promising therapeutic strategy for SCLC.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET PELCITOCLAX (APG-5918) and APG-2449 SUCCESSFULLY.

By order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, April 20, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

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